SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16
OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of February, 2017

(Commission File No. 1-14862 )

BRASKEM S.A.
(Exact Name as Specified in its Charter)

N/A
(Translation of registrant's name into English)

Rua Eteno, 1561, Polo Petroquimico de Camacari
Camacari, Bahia - CEP 42810-000 Brazil
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___       Form 40-F ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1). _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7). _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______       No ___X___

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____.

BRASKEM S.A.
Corporate Taxpayer ID (CNPJ): 42.150.391/0001-70
Company Registry (NIRE): 29.300.006.939
Publicly Held Company

MATERIAL FACT

Braskem S.A. ("Braskem” or the “Company"), in compliance with the provisions of CVM Instruction 358/02, informs its shareholders and the market that it has decided to postpone to March 29, 2017, the filing of its audited financial statements related to the fiscal year ended on December 31, 2016. It also decided to postpone the holding of its Annual Shareholders’ Meeting to April 28, 2017. The Company filed with the Brazilian Securities and Exchange Commission its Corporate Calendar in order to reflect above changes.

Due to the conclusion of the global settlement with authorities, announced on December 21, 2016, the Company has been conducting necessary analysis of its internal process and controls, which has impacted the progress of external auditors’ work.

In order to keep the market informed on its operational and financial performance, Braskem decided to proceed with the release of its non-audited results, which are subject to adjustments and changes upon the release of the Company’s audited financial statements.

For additional information, please contact our Investor Relations Department by calling +55 11 3576-9531 or sending an email to braskem-ri@braskem.com.br.

São Paulo, February 21, 2017.

Pedro van Langendonck Teixeira de Freitas
Chief Financial Officer and Investor Relations Officer
Braskem S.A.

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 21, 2017
BRASKEM S.A.

By:	/s/ Pedro van Langendonck Teixeira de Freitas

	Name:	Pedro van Langendonck Teixeira de Freitas
	Title:	Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.